October 6, 2009

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance Telephone Number: (202) 551-93367 Facsimile Number: (703) 813-6986
Re:	Sprint Nextel Corporation Registration Statement on Form S-4 Filed September 3, 2009 File No. 333-161710
     Ladies and Gentlemen:
     On behalf of Sprint Nextel Corporation (“Sprint Nextel”), we are delivering with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), the following:
•	Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-161710) (the “Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR), which includes a prospectus of Sprint Nextel and a proxy statement of Virgin Mobile USA, Inc. (“Virgin Mobile USA”); and

•	the Amendment, without exhibits, marked to show changes from the Registration Statement filed with the Securities and Exchange Commission on September 3, 2009.
     Sprint Nextel has received the Staff’s comments relating to the Registration Statement contained in the Staff’s letter of September 30, 2009 (the “Comment Letter”). In accordance with the Staff’s request, this letter includes each of the Staff’s comments from the Comment

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Letter and Sprint Nextel’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Amendment and terms used herein have the meanings assigned to them in the Registration Statement.
General
     Staff’s Comment 1: We are currently processing your request for confidential treatment for Exhibit 99.5 to the Form S-4. Any comments we have on the confidential treatment request will follow under separate cover.
     Response: We have received the Staff’s comments with respect to Sprint Nextel’s request for confidential treatment in respect of Exhibit 99.5 and will deliver to the Securities and Exchange Commission a revised request promptly following the filing of the Amendment.
Questions and Answers about the Merger, page 1
     Staff’s Comment 2: Please revise your disclosure to address when shareholders should submit their shares of Virgin Mobile USA stock.
     Response: We have revised our disclosure in the Amendment to include a new question on page 4 entitled “Do I need to do anything now in order to exchange my Virgin Mobile USA shares for shares of Sprint Nextel common stock?”
Summary, page 5
     Staff’s Comment 3: Please revise your disclosure to explain why the Virgin Group and SK Telecom will be receiving different consideration than the other stockholders of Virgin Mobile USA.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 7 under the heading “Summary — Merger Consideration” to explain why the Virgin Group and SK Telecom will be receiving different consideration than the other stockholders of Virgin Mobile USA.
     Staff’s Comment 4: Please disclose the consideration that the Virgin Group and SK Telecom will receive pursuant to the transaction agreements negotiated by the parties, including the tax receivable termination agreement, the trademark license agreement, and the subordinated credit facility payoff agreement.
     Response: In response to the Staff’s comment, we have revised our disclosure on pages 7 and 8 under the heading “Summary — Merger Consideration” to include the consideration that each of the Virgin Group and SK Telecom will receive pursuant to the transaction agreements negotiated by the parties, including the tax receivable termination agreement, the amended trademark license agreement and the payoff agreement, as applicable, in the case that either (1) Sprint Nextel elects to pay in stock all of the consideration due in connection with such

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contractual obligations or (2) Sprint Nextel elects to pay in cash all of the consideration due in connection with such contractual obligations.
Merger Consideration, page 6
     Staff’s Comment 5: Disclose an example of the number of shares to be issued on a per share basis using the trading price of the Sprint Nextel common stock as of the latest practicable date. Such disclosure should also indicate that the actual value of the consideration and number of shares to be issued may differ from the example, given that the actual value and number of shares will not be determined until immediately preceding the closing.
     Response: In response to the Staff’s comment, we have revised our disclosure on pages 7 and 8 under the heading “Summary — Merger Consideration” to provide an example of the number of shares to be issued on a per share basis using the trading price of the Sprint Nextel common stock as of the latest practicable date prior to the date of the proxy statement/prospectus, including a statement that the actual value of the consideration and number of shares to be issued may differ from the example.
Opinion of Virgin Mobile USA’s Financial Advisor, page 7
     Staff’s Comment 6: Please revise your disclosure to indicate the fee paid to Deutsche Bank in connection with their fairness opinion and indicate the portion of such fee that is contingent on the approval of the transaction. See Item 1015(b)(4) of Regulation M-A.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 8 under the heading “Summary — Opinion of Virgin Mobile USA’s Financial Advisor.” Item 4(b) of Form S-4 provides that “if a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A.” Unlike other items in Form S-4, which require the registrant to include certain information in the forepart of the registration statement or prospectus, there is no such requirement for the information required to be furnished under Item 4(b), including Item 1015(b)(4) of Regulation M-A.
     Our disclosure comports with current market practice as well. For recent examples of Form S-4 Registration Statements that do not include in the summary the fees paid to the financial advisor, see Amendment No. 3 to Form S-4 filed on June 10, 2009 by Pfizer Inc. (Registration No. 333-158237), Amendment No. 4 to Form S-4 filed on May 14, 2009 by Here Media Inc. (Registration No. 333-156726) and Amendment No. 2 to Form S-4 filed on March 24, 2009 by Oclaro, Inc. (Registration No. 333-157528).
     Additionally, we believe our current disclosure summarizes the material information with respect to the fairness opinion and adequately informs stockholders by referring them to the full

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summary on page 52 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor.” Based on these considerations, we believe that Form S-4 does not require the disclosure of the fees in the summary section.
Interests of Certain Persons in the Merger, page 7
     Staff’s Comment 7: Please revise to briefly summarize and quantify both individually and on an aggregate basis the interests of directors and executive officers that may differ from the interests of shareholders generally.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 9 under the heading “Summary — Interests of Certain Persons in the Merger” to summarize the interests of directors and executive officers that may differ from the interests of stockholders generally. We have also revised our disclosure on page 64 under the heading “The Merger — Interests of Certain Persons in the Merger — Effect on Equity-Based Awards Outstanding Under the Omnibus Plan” in the Amendment to quantify the interests of directors and executive officers.
Expected Timing of the Merger, page 9
     Staff’s Comment 8: Please disclose the final date by which the merger must be completed or become subject to termination.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 10 under the heading “Summary — Expected Timing of the Merger” to disclose the final date by which the merger must be completed or become subject to termination.
Risk Factors, page 21
     Staff’s Comment 9: Please revise your disclosure to include risk factors addressing the following:
•	the impact the costs associated with the transactions will have on Sprint Nextel’s operating results;

•	the impact the pending lawsuits may have on the timing of and ability to close the merger; and

•	the possibility that the merger may be taxable.
     Response: In response to the Staff’s comment, we have included on pages 26 and 27 of the Amendment additional risk factor disclosure addressing the impact that the pending litigation may have on the timing of, and ability to close, the merger. However, we respectfully advise the Staff that Sprint Nextel has determined that the impact that the costs associated with the transactions will have on its operating results will not be material and, therefore, we do not believe that the impact that the costs associated with the transactions will have on Sprint Nextel’s operating results is

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a material risk to stockholders. In addition, as disclosed in the Registration Statement, it is the opinion of each of King & Spalding LLP, counsel to Sprint Nextel, and Simpson Thacher & Bartlett LLP, counsel to Virgin Mobile USA, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes and the completion of the merger is conditioned on, among other things, the receipt by Virgin Mobile USA of a tax opinion from Simpson Thacher & Bartlett LLP, dated as of the closing date of the merger, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. We currently expect such legal opinion to be delivered and, as stated in our response to the Staff’s Comment 43, Virgin Mobile USA does not intend to waive the condition to closing without amending the prospectus and re-soliciting proxies from Virgin Mobile USA’s stockholders. Consequently, we do not believe that the possibility that the merger may be taxable is a material risk to stockholders.
     Because the market price of Sprint Nextel common stock will fluctuate, Virgin Mobile USA stockholders cannot be sure of the precise value of the merger consideration they will receive., page 21
     Staff’s Comment 10: Please revise your risk factor on page 21 to disclose the volatility of Sprint Nextel’s stock over the last six months.
     Response: In response to the Staff’s comment, we have revised our risk factor disclosure on page 23 of the Amendment to disclose the volatility of the Sprint Nextel common stock from the period beginning January 2, 2009 to the latest practicable date prior to the date of the proxy statement/prospectus.
Background of the Merger, page 33
     Staff’s Comment 11: Please expand your disclosure about the revised drafts of the merger agreement, trademark license agreement, tax receivable agreement, employment agreements and PCS services agreement to detail the material points of negotiation and describe the resolution of such points.
     Response: In response to the Staff’s comment, we have expanded our disclosure on pages 43 to 47 under the heading “The Merger — Background of the Merger” regarding the revised drafts of the merger agreement, the tax receivable termination agreement, the amended trademark license agreement and Mr. Schulman’s employment agreement to detail the material points of negotiation relating to such agreements and to describe the resolution of such points.
     We respectfully advise the Staff that the only material point of negotiation with respect to the tax receivable termination agreement was the amount payable to the Virgin Group. The negotiation of the payment amounts was directly related to the negotiation of the different consideration to be received by the Virgin Group, SK Telecom and the unaffiliated public stockholders of Virgin Mobile USA, which negotiation was detailed in the initial filing of the Registration Statement.

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     The PCS services agreement was not amended or revised in connection with the proposed acquisition of Virgin Mobile USA by Sprint Nextel. Had Company X or any other third party other than Sprint Nextel acquired Virgin Mobile USA, the agreement would have had to be substantially revised.
     Staff’s Comment 12: Please indicate the reason, if any, Company X gave for lowering its bid on June 19, 2009, as disclosed on page 38.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 41 under the heading “The Merger — Background of the Merger” to indicate that Company X’s revised bid on June 19, 2009 was based on its due diligence meetings with Virgin Mobile USA.
     Staff’s Comment 13: Please revise the fifth paragraph on page 38 to indicate whether Virgin Mobile’s financial advisor did contact Company X urging it to submit a revised proposal, as suggested by Mr. Manas.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 41 under the heading “The Merger — Background of the Merger” to clarify that Mr. Manas contacted Company X’s financial advisor on June 23, 2009, as Mr. Manas had previously suggested, and urged Company X to submit a revised proposal.
     Staff’s Comment 14: We note your statement in the third full paragraph on page 41 that on July 17, 2009 the board discussed whether a counteroffer should be extended to Company X. Please indicate the outcome of that discussion.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 44 under the heading “The Merger — Background of the Merger” to indicate that the Virgin Mobile USA board of directors determined that a counteroffer should not be extended to Company X because such a course of action would endanger the transaction with Sprint Nextel.
     Staff’s Comment 15: We note that Company X withdrew its offer on July 24, 2009, Please indicate whether Company X provided a reason for its withdrawal.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 46 under the heading “The Merger — Background of the Merger” to indicate that Company X provided no reason for its withdrawal.
Virgin Mobile USA’s Reasons for the Merger..., page 44
     Staff’s Comment 16: Please list the anticipated “significant efficiencies and synergies” between the companies referenced on page 45 and quantify them, to the extent possible.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 49 under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger;

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Recommendation of the Virgin Mobile USA Board of Directors” by listing the anticipated “significant efficiencies and synergies” between the companies and quantifying them, to the extent possible.
     Staff’s Comment 17: Explain the nature of the “additional strategic business relationships” and “resources” Virgin Mobile’s board anticipates benefitting from as a result of the merger.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 49 under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors” by explaining the nature of the “additional strategic business relationships” and “resources” from which Virgin Mobile USA’s board of directors anticipates benefiting as a result of the merger.
     Staff’s Comment 18: Please clarify and provide the basis for your statement on page 45 that none of the available alternative strategies would have provided a premium to the trading range of Class A common stock after Virgin Mobile USA’s results for the quarter ended March 31, 2009 were announced.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 49 under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors” by clarifying and providing the basis for the statement.
     Staff’s Comment 19: Please revise the last factor on page 45 to separately address as two separate factors the likelihood that another purchaser would make a higher offer from the factors pertaining to Sprint Nextel and the Virgin Group’s indication that they would withhold their consent to the possible transaction with Company X.
     Response: In response to the Staff’s comment, we have revised the last factor on page 45 of the initial filing of the Registration Statement and page 49 of the Amendment under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors” to address as two separate factors the likelihood that another purchaser would make a higher offer from the factors pertaining to Sprint Nextel’s and the Virgin Group’s indication that they would withhold their consent to the possible transaction with Company X.
     Staff’s Comment 20: Please expand upon your statement on page 47 that “the conditions to effect the merger” are “limited and can be satisfied.”
     Response: In response to the Staff’s comment, we have revised our disclosure on page 50 under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors” to provide additional detail.

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     Staff’s Comment 21: Please identify the “risks associated with Virgin Mobile USA’s strategic plan” noted on page 48.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 51 under the heading “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors” to identify the risks associated with Virgin Mobile USA’s strategic plan.
Opinion of Virgin Mobile USA’s Financial Advisor, page 48
     Staff’s Comment 22: Please provide us with any analyses, reports, presentations or similar materials, including projections and board books, provided to or prepared by Deutsche Bank in connection with rendering the fairness opinion. Please also provide us with a copy of the engagement letter with Deutsche Bank. We may have further comment upon receipt of these materials.
     Response: Deutsche Bank is providing the materials prepared by it in connection with rendering its fairness opinion as well as the engagement letter under a separate cover letter.
     Staff’s Comment 23: Please disclose any instructions or limitations the board provided to Deutsche Bank with respect to the fairness opinion. See Item 1015(b)(6) of Regulation M-A.
     Response: As described in the Deutsche Bank opinion attached as Annex B to the Registration Statement (the “Fairness Opinion”), the Transaction Committee requested Deutsche Bank’s opinion “as to the fairness of the Merger Consideration, from a financial point of view, to the holders of the outstanding shares of Class A Common Stock, excluding Parent, Virgin Group, SK Telecom, and their affiliates.”
     In response to the Staff’s comment, we have revised our disclosure on page 52 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor” to explicitly note that the Transaction Committee placed no limitations on this request.
     Staff’s Comment 24: Explain whether Deutsche Bank considered the payments to be made pursuant to the subordinated credit facility payoff agreement, tax receivable termination agreement and trademark license agreement when evaluating the consideration in the transaction.
     Response: We respectfully inform the Staff that the Registration Statement and the Fairness Opinion both note that the payoff agreement, the tax receivable termination agreement and the amended trademark license agreement were not considered by Deutsche Bank in evaluating the consideration in the transaction.
     On page 52 of the Amendment, it is stated that, “the Deutsche Bank opinion is limited to the fairness, from a financial point of view, of the merger consideration to the holders of Class A

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common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates ... Further, Deutsche Bank expressed no view as to, and its opinion did not address, the relative impact on the holders of Class A common stock of any payments (other than the payment of the merger consideration in respect of shares of Class A common stock) to be made by Virgin Mobile USA, Sprint Nextel or their affiliates in connection with the merger, or any arrangements entered into by Virgin Mobile USA or Sprint Nextel, including any of the agreements or arrangements as described in ‘—Voting Agreements and Other Transaction Agreements.” The payoff agreement, the tax receivable termination agreement and the amended trademark license agreement are all described under the heading “The Merger — Voting Agreements and Other Transaction Agreements.”
     On pages B3 - B4 of the Fairness Opinion, it is similarly stated that Deutsche Bank expressed no view as to, and its opinion did not address, the relative impact on the holders of the Class A common stock of any payments (other than the payment of the merger consideration in respect of shares of Class A common stock), including any such payments pursuant to the payoff agreement, the tax receivable termination agreement and the amended trademark license agreement.
     Staff’s Comment 25: Expand your disclosure of each analysis to explain how Deutsche Bank arrived at the discount rates and multiples. Such disclosure should also address any material assumptions Deutsche Bank made with respect to each analysis. See Item 1015(b)(6) of Regulation M-A.
     Response: In response to the Staff’s comment, we have expanded our disclosure on pages 54 to 58 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor.”
     Staff’s Comment 26: Please clarify what publicly available financial forecasts relating to the business and financial prospects of Sprint Nextel Deutsche Bank used in its analyses.
     Response: In response to the Staff’s comments, we clarified our disclosure on page 53 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor.”
     Staff’s Comment 27: Please revise your disclosure regarding the material relationships between Deutsche Bank and Virgin Mobile and its affiliates to provide a quantitative description of the fees paid to Deutsche Bank by Virgin Mobile and its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.
     Response: In response to the Staff’s comments, we have supplemented our disclosure on page 59 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor.”
     Staff’s Comment 28: We note the disclaimer on page 56 that investors “are cautioned not to rely” upon projections used in connection with the rendering of the

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fairness opinion. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead you may caution readers not to “unduly” rely or place “undue certainty” on the projections. Please revise.
     Response: In response to the Staff’s comment, we have revised the text of the disclaimer on page 62 under the heading “The Merger — Virgin Mobile USA Unaudited Prospective Financial Information.”
Analysis of Equity Analyst Price Targets, page 50
     Staff’s Comment 29: Disclose how many equity analyst projections were used for this analysis and clarify whether this represents all analyst projections available at the time. Disclose the date on which the analysts anticipated the share price would be at the targeted amount.
     Response: In response to the Staff’s comments, we have revised our disclosure on page 54 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor — Analysis of Equity Analyst Price Targets.”
Analysis of Selected Publicly Traded Companies, page 51
     Staff’s Comment 30: Discuss with greater specificity the criteria used to determine the comparable companies used in the analysis of selected publicly traded companies. Disclose the statistics analyzed for comparison purposes and tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.
     Response: In response to the Staff’s comments, we have revised our disclosure on page 55 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor — Analysis of Selected Publicly Traded Companies.”
Price Protection Mechanism, page 52
     Staff’s Comment 31: Please expand your disclosure to explain how Deutsche Bank’s analysis indicated that the range of Sprint Nextel common stock share prices at which the price protection mechanism would no longer be employed was approximately $4.02 to $5.17. Please also explain the average equity analyst Sprint Nextel common stock share price target used in this analysis. For example, indicate the date on which the analysts anticipated the share price would be at the targeted amount.
     Response: We respectfully inform the Staff that, as described on pages 6 and 82 of the Amendment, all stockholders of Virgin Mobile USA (excluding the Virgin Group, SK Telecom and Sprint Nextel) will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio. The exchange ratio will be equal to the number determined by dividing $5.50 by the average of the closing prices of Sprint Nextel common stock on the

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NYSE for the 10 trading days ending on the second trading day immediately preceding the effective time of the merger, which is referred to in the Registration Statement as the Average Parent Stock Price. However, in no event will the exchange ratio be greater than 1.3668 or less than 1.0630.
     Based on the formula above, once the price of Sprint Nextel common stock equals or falls below approximately $4.02, the exchange ratio remains at 1.3668. Conversely, once the price Sprint Nextel common stock equals or increases above approximately $5.17, the exchange ratio remains at 1.0630. These lower and upper share price limits of the price protection mechanism are calculated by determining the Average Parent Stock Price which is equal to $5.50 divided by 1.3668 and $5.50 divided by 1.0630, respectively. We believe these mathematical calculations do not need to be included in the Registration Statement. However, in response to the Staff’s comment, we have supplemented our disclosure on pages 57 and 58 under the heading “The Merger — Opinion of Virgin Mobile USA’s Financial Advisor — Price Protection Mechanism” to explain the average equity analyst Sprint Nextel common stock share price target used in this analysis, including the dates on which the analysts anticipated the share price would be at the targeted amount.
Sprint Nextel’s Reasons for the Merger, page 53
     Staff’s Comment 32: In order to provide a more balanced discussion, expand your disclosure of the negative factors considered by the Sprint Nextel board. For example, address the cash payout to be made to Virgin Entertainment in connection with the subordinated credit facility payoff agreement and the potential dilution Sprint Nextel stockholders will experience as a result of the transactions.
     Response: We respectfully advise the Staff that we believe that our disclosure adequately reflects the factors considered by the Sprint Nextel board of directors in connection with its approval of the acquisition of Virgin Mobile USA. Please note that Sprint Nextel currently expects that the merger will be accretive to its earnings per share whether or not the synergies anticipated in connection with the transaction are achieved or whether the amounts to be paid pursuant to the tax receivable termination agreement, payoff agreement and amended trademark license agreement are paid in cash or stock.
New Employment Agreements, page 58
     Staff’s Comment 33: We note that Sprint Nextel has entered into new employment agreements with Mr. Schulman and three other Virgin Mobile USA executive officers, however are unable to locate these agreements as exhibits to your filing. Please revise to file them as exhibits, or advise us why you believe it is appropriate not to do so under Item 601 of Regulation S-K.
     Response: We respectfully advise the Staff that pursuant to footnote 1 to the column setting forth the required exhibits to a Form S-4 in the exhibit table in Item 601 of Regulation S-K, an exhibit need not be provided with the Form S-4 if: (1) a company has made an election

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under Form S-4 to provide information about such company at a level prescribed by Form S-3; and (2) the form, the level of which has been elected under From S-4, would not require such company to provide such exhibit if it were registering a primary offering. Sprint Nextel is electing to provide disclosure pursuant to Items 10 and 11 of Form S-4 as a Form S-3 filer. Item 601 of Regulation S-K does not require material contracts under Item 601(b)(10) of Regulation S-K to be filed with a Form S-3. However, we expect that, after the closing of the merger, Mr. Schulman will be an executive officer of Sprint Nextel and that Sprint Nextel will file his employment contract in accordance with Item 601(b)(10) of Regulation S-K as an exhibit to its Annual Report on Form 10-K.
Subordinated Credit Facility Payoff Agreement, page 65
     Staff’s Comment 34: Please disclose the rate of interest that applies to the payoff amounts during the period between July 27, 2009 and the effective time of the merger.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 72 under “The Merger — Voting Agreements and Other Transaction Agreements — Payoff Agreement — Payoff” to disclose the calculation of the rate of interest that applies to the payoff amounts during the period between July 27, 2009 and the effective time of the merger, including the rate of interest as of July 27, 2009 and as of the latest practicable date. We respectfully advise the Staff that the calculation of the rate of interest is based on a formula that fluctuates daily and on factors that cannot be ascertained for a future date. As a result, we cannot provide the rate of interest as of the effective time of the merger.
     Staff’s Comment 35: Please disclose an example of the number of shares of Sprint Nextel’s common stock that would be issued to Virgin Entertainment for the payoff amounts if Sprint Nextel elects to effect such payment with stock, using the trading price of the Sprint Nextel stock as of the latest practicable date.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 72 under “The Merger — Voting Agreements and Other Transaction Agreements — Payoff Agreement — Payoff” to provide an example of the number of shares of Sprint Nextel common stock that would be issued to each of Virgin Entertainment and SK Telecom for the payoff amounts if Sprint Nextel were to elect to effect such payment with stock, using the trading price of the Sprint Nextel common stock as of the latest practicable date.
     Additionally, we have revised our disclosure on page 73 under “The Merger — Voting Agreements and Other Transaction Agreements — Tax Receivable Termination Agreement — Termination” and page 75 under “The Merger — Voting Agreements and Other Transaction Agreements — Amended Trademark License Agreement — Royalties” to provide an example of the number of shares of Sprint Nextel common stock that would be issued to each of the Virgin Group and Virgin Enterprises for the amounts due under the tax receivable termination agreement and the amended trademark license agreement, respectively, if Sprint Nextel were to elect to effect such payment with stock, using the trading price of the Sprint Nextel common stock as of the latest practicable date.

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Solicitation of Proxies, page 31
     Staff’s Comment 36: We note that you may also solicit stockholders by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response letter.
     Response: We respectfully confirm Sprint Nextel’s and Virgin Mobile USA’s understanding that all written soliciting materials are required to be filed under the cover of Schedule 14A.
Regulatory Approvals Required for the Merger, page 69
     Staff’s Comment 37: Please indicate when management anticipates receiving the FCC’s approval of the transfer of control applications.
     Response: We respectfully advise the Staff that the FCC approved the international Section 214 authorizations effective September 11, 2009. We have updated our disclosure on pages 10, 75 and 76 under the headings “Summary — Regulatory Approvals Required for the Merger” and “The Merger — Regulatory Approvals Required for the Merger” to reflect this development.
Expected Timing of the Merger, page 69
     Staff’s Comment 38: Please expand this disclosure to address the date upon which the parties may terminate the transaction.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 76 under the heading “The Merger — Expected Timing of the Merger” to disclose the final date by which the merger must be completed or become subject to termination.
Material U.S. Federal Income Tax Consequences of the Merger, page 69
     Staff’s Comment 39: Revise to reflect that this section represents counsel’s opinion. We encourage you to file your tax opinions with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 78 under the heading “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” to disclose that this section represents the opinion of counsel to each of Sprint Nextel and Virgin Mobile USA. Additionally, the form of the tax opinions have been filed as exhibits to the Amendment and we intend to file executed copies of such opinions prior to the Registration Statement being declared effective.

Securities and Exchange Commission
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The Merger Agreement, page 74
     Staff’s Comment 40: We note the disclaimer that the representations, warranties and covenants may be qualified by reference to confidential disclosure. We further note your statement that investors should not rely on such provisions as characterizations of the actual state of facts or conditions of the companies and that information concerning the representations, warranties and covenants may change subsequent to the date of the merger agreement, which changes may not be fully reflected in public disclosures by Virgin Mobile USA and Sprint Nextel. Please expand upon this disclaimer to more fully disclose why you believe that shareholders are not permitted to rely upon the representations, warranties and covenants. Among other things, please explain what actions either party could take pursuant to confidential disclosures that would render such statements unreliable.
     Response: In response to the Staff’s comment, we have updated our disclosure on page 81 to expand upon the disclaimer under the heading “The Merger Agreement” to more fully disclose why we believe that stockholders are not permitted to rely upon the representations, warranties and covenants. We also advise the Staff that we believe that all material information regarding material contractual provisions has been disclosed. With respect to actions that Sprint Nextel or Virgin Mobile USA could take pursuant to the confidential disclosure schedules, we advise the Staff that these exceptions are limited to the following: (1) Virgin Mobile USA is permitted to pay dividends on its preferred stock, which is already disclosed on page 87 under the heading “The Merger Agreement — Conduct of Business Prior to Closing —Virgin Mobile USA” in the Amendment; (2) the amount of the capital expenditure budget, which is referenced on page 88 under the heading “The Merger Agreement — Conduct of Business Prior to Closing —Virgin Mobile USA” in the Amendment; and (3) the ability of Virgin Mobile USA to terminate the employment of an individual, which is an action that neither Sprint Nextel nor Virgin Mobile USA believes is material to Virgin Mobile USA’s stockholders.
Conditions to Completion of the Merger, page 91
     Staff’s Comment 41: Please disclose the status of the closing conditions identified on page 91. Such disclosure should, among other things, address how the pending litigation may impact the timing of the closing of the transaction.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 100 under the heading “The Merger Agreement — Conditions to Completion of the Merger” to disclose the status of the closing conditions identified under that heading and how the pending litigation may impact the timing of the closing of the transaction.
     Staff’s Comment 42: Please disclose the extent to which the conditions enumerated on page 91 can be waived. Please also disclose whether it is the parties’ intent to re-solicit stockholder approval of the merger if either party waives material conditions. We believe that re-solicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Securities and Exchange Commission
October 6, 2009

     Response: In response to the Staff’s comment, we have revised our disclosure on page 100 under the heading “The Merger Agreement — Conditions to Completion of the Merger” to disclose the extent to which the conditions enumerated under that heading can be waived. Sprint Nextel and Virgin Mobile USA hereby confirm their intention to re-solicit stockholder approval in the event Sprint Nextel and Virgin Mobile USA waive any material conditions to the merger, and have disclosed such intention on page 100.
     Staff’s Comment 43: Because the tax consequences are material, a waiver of the condition that the parties receive a favorable tax opinion and any related changes in the tax consequences to investors would constitute a material change to your prospectus requiring amendment and re-solicitation. If the tax opinion condition can be waived, please confirm that Virgin Mobile will re-circulate and re-solicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to re-circulate and re-solicit.
     Response: Sprint Nextel and Virgin Mobile USA hereby confirm their intention to re-circulate the proxy statement/prospectus and re-solicit proxies in the event that there is a material change in the tax consequences and Virgin Mobile USA waives the closing condition related to the receipt of the tax opinion.
     The form of the tax opinions have been filed as exhibits to the Amendment and we intend to file executed copies of such opinions prior to the Registration Statement being declared effective.
Exhibits
     Staff’s Comment 44: Pursuant to Item 601(b)(2) of Regulation SK, please file a list briefly identifying the contents of all omitted schedules or similar supplements.
     Response: In response to the Staff’s comment, we have filed the merger agreement, including a list of exhibits and schedules, as Exhibit 2.1 to the Amendment.
Exhibit 99.7 Consent of Deutsche Bank Securities, Inc.
     Staff’s Comment 45: Please note that, due to the limitation placed upon the consent, you will need to file a new consent with each amendment to the registration statement.
     Response: We respectfully note the Staff’s comment and confirm that a new consent of Deutsche Bank has been filed as Exhibit 99.7 to the Amendment.
* * * * *

     We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (212) 556-2240 or Adam M. Freiman at (212) 556-2264.
     Thank you for your assistance.

Very truly yours, /s/ E. William Bates, II
E. William Bates, II

cc:	Ms. Jessica Plowgian
Mr. Paul Fischer
     United States Securities and Exchange Commission

Mr. Charles R. Wunsch
Mr. Douglas L. Lunenfeld
Mr. Stefan K. Schnopp
Ms. Shana C. Smith
     Sprint Nextel Corporation

Mr. Peter Lurie
     Virgin Mobile USA, Inc.

Mr. Alan M. Klein
Simpson Thacher & Bartlett LLP